Exhibit 99.9

JCP III SM AIV, L.P.

c/o Juggernaut Capital Partners

5301 Wisconsin Avenue NW, Suite 570, Washington, DC 20015

May 17, 2020

Neurotrope, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

Re: Juggernaut Backstop Agreement

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated May 17, 2020 (the “Merger Agreement”), by and among Petros Pharmaceuticals, Inc., a Delaware corporation (“Parent”), PM Merger Sub 1, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub 1”), PN Merger Sub 2, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub 2”), Neurotrope, Inc., a Nevada corporation (“Neurotrope”), and Metuchen Pharmaceuticals LLC, a Delaware limited liability company (“Metuchen”), and the transactions contemplated thereby subject to the terms and conditions set forth therein (the “Mergers”). Capitalized terms used but not defined in this letter agreement (this “Backstop Agreement”) shall have the meanings ascribed to them in the Merger Agreement. This Backstop Agreement is being delivered to Neurotrope in connection with the execution of the Merger Agreement and to induce Neurotrope to enter into the Merger Agreement.

1.       Commitment at Closing. Pursuant to this Backstop Agreement, JCP III SM AIV, L.P. (the “Investor”), subject to the conditions set forth herein and in the Merger Agreement, agrees to contribute to the Company at Closing an amount equal to the Working Capital Shortfall Amount, if any, as determined in accordance with Section 1.8 of the Merger Agreement, up to an aggregate amount not to exceed $6,000,000 (the “Commitment Cap”). The “Post-Closing Commitment” shall mean the Commitment Cap, less the Working Capital Shortfall Amount. The “Anniversary Date” shall be the one (1) year anniversary of the Closing Date.

2.       Commitment at the Anniversary Date. The Investor agrees to contribute, or cause an affiliate to contribute, to Parent the Post-Closing Commitment on the Anniversary Date; provided, however, that:

(a)       In the event that, at any time between the Closing Date and the Anniversary Date, the closing price per share of Parent Common Stock on the Nasdaq Capital Market or any other securities exchanges on which the Parent Common Stock is then traded equals or exceeds 1.5 times the Base Price (as defined below) for a period of ten (10) consecutive trading days, then the Post-Closing Commitment shall be reduced by fifty percent (50%); and

(b)       In the event that, at any time between the Closing Date and the Anniversary Date, the closing price per share of Parent’s Common Stock on the Nasdaq Capital Market or any other securities exchanges on which the Parent Common Stock is then traded equals or exceeds 1.75 times the Base Price (as defined below) for a period of ten (10) consecutive trading days, then the Post-Closing Commitment shall be $0.

Base Trading Price means $1.45. The Base Trading Price shall be appropriately adjusted to reflect any stock split, stock dividend, or reverse split after the date hereof as well as the exchange rate for Neurotrope common stock under the Merger Agreement if it is anything other than one for one.

3.       In addition to the Commitment, the Investor agrees to deliver that Note Conversion and Loan Repayment Agreement in the form attached as Exhibit A hereto.

4.       Conditions; Termination.

(a)       The Investor’s obligation to fund each of the Working Capital Shortfall Amount and the Post-Closing Commitment is subject to the terms of this Backstop Agreement and to the satisfaction of the following conditions: (i) the execution and delivery of the Merger Agreement by all parties thereto, and (ii) the satisfaction or waiver by all parties to the Merger Agreement other than the Company of all of the conditions set forth in Article 7 of the Merger Agreement.

(b)       The obligation of the Investor to fund the unfunded portion of the Commitment, to convert indebtedness and other amounts owed into equity will terminate automatically and immediately upon the termination of the Merger Agreement in accordance with its terms

5.       Assignment; No Modification; Entire Agreement. This Backstop Agreement and the Investor’s commitment hereunder shall not be assignable to any other person without the prior written consent of the other parties hereto and the Company. Any attempted assignment without such consent shall be null and void and of no force and effect. Notwithstanding anything to the contrary, the Investor may assign its commitments under this Backstop Agreement to an Affiliate of the Investor, provided that the Investor remains liable to perform all of its obligations hereunder. This Backstop Agreement may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto and the Company. This Backstop Agreement, together with the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter of those agreements. The Investor acknowledges that the Company has entered into the Merger Agreement in reliance upon, among other things, the commitments set forth in this Backstop Agreement. This Backstop Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Any obligation of Investor set forth herein is an obligation of payment only, and shall not be construed as an obligation of performance. Except as set forth herein, Investor shall have no liability under this Backstop Agreement or the Merger Agreement for any liability of the Company, Neurotrope, or Merger Sub.

6.       Miscellaneous. This Backstop Agreement may be executed in multiple counterparts. This Backstop Agreement will become effective upon its acceptance by Neurotrope, as evidenced by the delivery to the Investor of a counterpart of this Backstop Agreement executed by Neurotrope. This Backstop Agreement shall be governed by, and construed in accordance, with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

[Remainder of page intentionally left blank.]

Very truly yours,

JCP III SM AIV, L.P.

By:
Name:
Title:

Agreed and accepted by:

NEUROTROPE, INC.

By:
Name:
Title:

Backstop Agreement

EXHIBIT A

Form of Note Conversion and Loan Repayment Agreement

(Attached)